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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2006

SUN MEDIA CORPORATION
(Translation of registrant's name into English)

333 King Street East, Toronto, Ontario M5A 3X5 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

QUARTERLY REPORT FOR THE PERIOD ENDING
September 30, 2006 of
SUN MEDIA CORPORATION
Filed in this Form 6-K

Documents index

1.
Quarterly report for the period ending September 30, 2006 for Sun Media Corporation.

SUN MEDIA CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

THIRD QUARTER 2006

COMPANY PROFILE

        Sun Media Corporation ("Sun Media" or "the Company"), a subsidiary of Quebecor Media Inc. ("Quebecor Media"), itself a subsidiary of Quebecor Inc., is the second largest newspaper publishing company in Canada, publishing 17 paid daily newspapers, five free daily newspapers and 188 weekly newspapers and specialty publications across Canada. Sun Media operates its newspaper businesses in urban and community markets. The Urban Daily Group consists of eight paid daily newspapers, and three weekly publications as well as Sun Media's distribution business, Messageries Dynamiques. In addition, the Urban Daily Group operates five free daily publications, 24 Hours in Toronto and Ottawa, Vancouver 24 Hours and 24 Heures in Montreal and Ottawa. The Community Newspaper Group includes the majority of Sun Media's other publications, including nine paid daily community newspapers, 185 weekly newspapers, weekly shopping guides and agricultural and other specialty publications. The Community Newspaper Group has its own distribution sales operation, NetMedia. Sun Media also owns a 25% interest in SUN TV Company ("SUN TV"), a general interest television station in Toronto, Ontario.

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations covers the main activities of the third quarter of 2006 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report (Form 20-F) for the year ended December 31, 2005. References to Canadian dollars, Cdn$ and $ are to the currency of Canada, and references to U.S. dollars and US$ are to the currency of the United States.

OPERATING RESULTS AND ADJUSTED EBITDA

        The comments and analysis in this report are based on Sun Media's primary financial statements, which are prepared in accordance with Canadian GAAP (elements of the reconciliation to U.S. GAAP are presented in Note 10 of the attached financial statements). In its analysis of operating results, Sun Media defines Adjusted EBITDA as net income before depreciation and amortization, restructuring charges, gains on dispositions of publications, financial expenses, dividend income, interest on convertible obligations, income taxes, equity losses and non-controlling interest.

        Adjusted EBITDA as defined above is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; it should not be considered in isolation as a substitute for measures of performance prepared in accordance with Canadian or U.S. GAAP. Adjusted EBITDA is used by Sun Media because management believes it is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies. Sun Media's definition of Adjusted EBITDA may not be identical to similarly titled measures reported by other companies.

        The following table provides the reconciliation of net income under Canadian and U.S. GAAP and the reconciliation of Adjusted EBITDA to cash provided by operating activities under Canadian and U.S. GAAP, for the three and nine months ended September, 2005 and 2006.

	Three Months Ended September 30,
	2005	2006	2005	2006
	Canadian GAAP		U.S. GAAP
	(In thousands of Canadian dollars)
Net income	$29,862	$30,133	$40,621	$32,896
Financial expenses	14,700	7,771	11,109	3,905
Dividend income	(38,660)	(34,059)	(38,660)	(34,059)
Interest on convertible obligations	37,545	33,058	37,545	33,058
Depreciation and amortization	7,543	9,369	7,558	9,384
Income tax (recovery)	(2,692)	144	(9,995)	1,272
Equity loss on investment in SUN TV	848	542	848	542
Non-controlling interest	343	358	343	358

Adjusted EBITDA as defined	$49,489	$47,316	$49,369	$47,356
Financial expenses	(14,700)	(7,771)	(11,109)	(3,905)
Dividend income	38,660	34,059	38,660	34,059
Interest on convertible obligations	(37,545)	(33,058)	(37,545)	(33,058)
Current income taxes	(718)	(29)	(718)	(29)
Other items not involving cash	4,511	(3,992)	920	(7,858)
Changes in non-cash operating working capital	3,802	(2,358)	3,922	(2,398)

Cash provided by operating activities	$43,499	$34,167	$43,499	$34,167

	Nine Months Ended September 30,
	2005	2006	2005	2006
	Canadian GAAP		U.S. GAAP
	(In thousands of Canadian dollars)
Net income	$98,041	$83,385	$113,278	$89,080
Financial expenses	36,266	38,451	29,206	30,241
Dividend income	(113,868)	(110,545)	(113,868)	(110,545)
Interest on convertible obligations	110,592	107,332	110,592	107,332
Depreciation and amortization	20,330	27,286	20,345	27,332
Restructuring charges	—	7,765	—	7,765
Gain on disposition of publication	—	—	(1,857)	—
Income tax (recovery)	(963)	(12,056)	(7,659)	(9,466)
Equity loss on investment in SUN TV	1,427	2,380	1,427	2,380
Non-controlling interest	1,103	1,161	1,103	1,161

Adjusted EBITDA as defined	$152,928	$145,159	$152,567	$145,280
Financial expenses	(36,266)	(38,451)	(29,206)	(30,241)
Dividend income	113,868	110,545	113,868	110,545
Interest on convertible obligations	(110,592)	(107,332)	(110,592)	(107,332)
Restructuring charges	—	(7,765)	—	(7,765)
Current income taxes	(1,381)	(1,187)	(1,381)	(1,187)
Other items not involving cash	5,948	4,007	(1,112)	(4,203)
Changes in non-cash operating working capital	(9,107)	(13,893)	(8,746)	(14,014)

Cash provided by operating activities	$115,398	$91,083	$115,398	$91,083

Three Months Ended September 30, 2006 compared to the Three Months Ended September 30, 2005

Revenues

        Consolidated revenues for the three months ended September 30, 2006 were $220.7 million compared to $220.7 million for the three months ended September 30, 2005.

        Advertising revenues were $157.3 million for the three months ended September 30, 2006, an increase of $2.8 million or 1.8%, from $154.5 million for the three months ended September 30, 2005. Strong gains in the community publications, additional revenue from the free daily publications and higher revenues in the Alberta urban newspapers were partly offset by declines in several of the urban newspapers including The Toronto Sun and Le Journal de Montréal. Advertising revenues for the urban daily newspapers decreased $0.2 million or 0.1% in the third quarter of 2006. Advertising revenues in the community operations were strong, increasing 6.8% in the three months ended September 30, 2006, largely due to strong growth in western Canada and the Quebec region.

        Circulation revenues were $38.9 million for the three months ended September 30, 2006, a decrease of $2.0 million or 4.8%, from $40.9 million for the three months ended September 30, 2005. A significant portion of the decline relates to initiatives at The Toronto Sun to increase circulation, such as subscription discounts and a lower cover price. In addition, the average paid circulation of the urban daily newspapers declined slightly in the quarter, compared to the prior year.

        Distribution, commercial printing and other revenues of $24.5 million for the three months ended September 30, 2006, were $0.8 million or 3.2% less than the same period in the prior year.

Operating Expenses

        Wages and employee benefits expenses were $83.7 million for the three months ended September 30, 2006, a decrease of $0.5 million or 0.6% from $84.2 million for the three months ended September 30, 2005. Salaries decreased due primarily to labour savings as a result of a strike at Le Journal de Montréal which began in early June and a reduction in editorial positions resulting from the Company's recent restructuring initiatives. These savings were partially offset by higher stock compensation expense and normal wage increases.

        Newsprint expenses were $26.5 million for the three months ended September 30, 2006, an increase of $1.0 million or 4.1% from $25.5 million for the three months ended September 30, 2005. The increase in newsprint expenses was primarily due to higher average newsprint prices and lower rebates obtained by Sun Media on newsprint purchases.

        Other operating expenses were $63.2 million for the three months ended September 30, 2006, an increase of $1.7 million or 2.7%, from $61.5 million for the three months ended September 30, 2005. A significant portion of the increase in operating expenses related to incremental expenses, such as security costs incurred as a result of a strike at Le Journal de Montréal, as well as higher distribution costs, which are attributable in part to investments in the Toronto Sun.

Adjusted EBITDA

        Adjusted EBITDA was $47.3 million for the three months ended September 30, 2006, a decrease of $2.2 million or 4.4%, from $49.5 million for the three months ended September 30, 2005. The decrease in Adjusted EBITDA was due to higher newsprint and other operating expenses. Strike related costs, distribution investments in the Toronto operations, and higher average newsprint prices contributed to the shortfall.

        Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of total revenues. The Company's Adjusted EBITDA margin for the three months ended September 30, 2006 was 21.4% compared to 22.4% for the three months ended September 30, 2005.

Depreciation and Amortization

        Depreciation and amortization was $9.4 million for the three months ended September 30, 2006 compared to $7.5 million for the three months ended September 30, 2005. The results for the three months ended September 30, 2006 include an additional depreciation charge of $3.2 million relating to the shortened estimated useful life of the production equipment at Le Journal de Montréal and the Ontario printing facilities, associated with the future consolidation and relocation of these printing plants.

Financial Expenses, Dividend Income, Interest on Convertible Obligations and Income Taxes

        Financial expenses for the three months ended September 30, 2006 were $7.8 million, a decrease of $6.9 million from $14.7 million for the three months ended September 30, 2005. For the three months ended September 30, 2006, the Company recorded an unrealized gain on financial instruments of $3.0 million, compared to an unrealized loss of $13.1 million in the comparable period last year and an unrealized foreign currency translation gain of $1.8 million on a portion of the Company's Senior Notes, compared to an unrealized gain of $9.2 million in the comparable period last year. Excluding the gain on financial instruments and the foreign currency translation gain on the Senior Notes, interest expense increased $1.8 million. The increase in interest expense relates to interest charges from higher variable interest rates than last year and the new Term Loan C Credit Facility.

        Sun Media earned dividend income of $34.1 million during the three months ended September 30, 2006 (2005 — $38.7 million) comprised of dividend income on its investments in Quebecor Media preferred shares of $33.1 million (2005 — $37.8 million) and dividend income on its investment in SUN TV preferred shares of $1.0 million (2005 — $0.9 million). Concurrently, Sun Media incurred interest expense of $33.1 million during the three months ended September 30, 2006 (2005 — $37.5 million) comprised of interest expense on its convertible obligation to Quebecor Media of $32.1 million (2005 — $36.7 million) and interest expense on its convertible obligation to SUN TV of $1.0 million (2005 — $0.9 million).

        Sun Media's income tax expense was $0.1 million for the three months ended September 30, 2006 compared to an income tax recovery of $2.7 million for the three months ended September 30, 2005. The following table summarizes the main components which resulted in the Company's income tax recovery for the three months ended September 30, 2005 and 2006:

	Three months ended September 30
	2005	2006
Income before income taxes, equity loss and non-controlling interest	$28,361	$31,177
Less: non-taxable dividend income	(38,660)	(34,059)

Loss before income taxes, equity loss, non-controlling interest and non-taxable dividend income	$(10,299)	$(2,882)
Statutory tax rate	34.12%	34.12%

	(3,514)	(983)
Valuation allowance and non-deductible/non-taxable portion of capital losses relating to ineffective hedge	251	597

	(3,263)	(386)
Large corporation taxes and other	571	530

Income tax expense (recovery)	$(2,692)	$144

Nine Months Ended September 30, 2006 compared to the Nine Months Ended September 30, 2005

Revenues

        Consolidated revenues for the nine months ended September 30, 2006 were $681.3 million compared to $672.8 million for the nine months ended September 30, 2005, an increase of $8.5 million or 1.3%.

        Advertising revenues were $487.7 million for the nine months ended September 30, 2006, an increase of $13.6 million or 2.9%, from $474.1 million for the nine months ended September 30, 2005. Advertising revenues for the urban daily newspapers increased $6.1 million or 1.8% for the nine months ended September 30, 2006, largely due to higher advertising revenues from the free daily publications and Alberta urban newspapers, partially offset by declines in several of the urban newspapers. Advertising revenues in the community operations, including acquisitions, increased $7.8 million or 5.5% in the nine months ended September 30, 2006, compared to the same period in the prior year.

        Circulation revenues were $118.7 million for the nine months ended September 30, 2006, a decrease of $5.1 million or 4.1%, from $123.8 million for the nine months ended September 30, 2005. A significant portion of the decline relates to The Toronto Sun as a result of a reduced cover price and promotional home delivery pricing. For the nine months ended September 30, 2006, the average paid circulation of the eight urban daily newspapers decreased compared to the same period of 2005.

        Distribution, commercial printing and other revenues were $74.9 million for the nine months ended September 30, 2006, consistent with the $74.9 million for the nine months ended September 30, 2005.

Operating Expenses

        Wages and employee benefits expenses were $267.0 million for the nine months ended September 30, 2006, an increase of $5.2 million or 2.0%, from $261.8 million for the nine months ended September 30, 2005. The increase in wages and employee benefits expense was the result of normal wage increases, additional salaries resulting from corporate initiatives, new products and acquisitions, higher pension costs, and higher stock compensation expense. These increases were partly offset by labour savings as a result of a strike at Le Journal de Montréal and favourable pay equity settlements.

        Newsprint expenses were $81.3 million for the nine months ended September 30, 2006, an increase of $4.1 million or 5.3% from $77.2 million for the nine months ended September 30, 2005. The increase in newsprint expenses was primarily due to lower rebates obtained by Sun Media on newsprint purchases and higher average newsprint prices.

        Other operating expenses were $187.9 million for the nine months ended September 30, 2006, an increase of $7.0 million or 3.9%, from $180.9 million for the nine months ended September 30, 2005. Higher distribution costs and incremental expenses incurred as a result of a strike at Le Journal de Montréal account for a significant portion of the increase.

Adjusted EBITDA

        Adjusted EBITDA was $145.2 million for the nine months ended September 30, 2006, a decrease of $7.8 million or 5.1%, from $152.9 million for the nine months ended September 30, 2005. The unfavourable variance in Adjusted EBITDA was due to higher wages and employee benefits, newsprint and other operating expenses, offset partly by increased revenues.

        Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of total revenues. The Company's Adjusted EBITDA margin for the nine months ended September 30, 2006 was 21.3% compared to 22.7% for the nine months ended September 30, 2005.

Depreciation and Amortization

        Depreciation and amortization was $27.3 million for the nine months ended September 30, 2006 compared to $20.3 million for the nine months ended September 30, 2005. The results for the nine months ended September 30, 2006 include an additional depreciation charge of $8.2 million relating to the shortened estimated useful life of the production equipment at Le Journal de Montréal and the Ontario printing facilities, associated with the future consolidation and relocation of these printing plants.

Restructuring Charges

        Restructuring charges for the nine months ended September 30, 2006 were $7.8 million.

        During the second quarter of 2006, the Company finalized the details of the plan and costs associated with the elimination of an estimated 156 unionized production positions at The London Free Press, due to the transfer of its printing operations to the new printing facility being constructed in Toronto, Ontario. The Company anticipates that the printing of The London Free Press will be transferred to the new facility by mid-2007. Sun Media has recorded contractual termination benefits of $4.7 million which will be payable upon the termination of its employees.

        In addition, the Company finalized the details of special termination benefits to be paid in connection with the elimination of inserter positions at Le Journal de Montréal in 2007. As a result, Sun Media has accrued termination benefits of $0.9 million. No payments have been made to date.

        Furthermore, in June 2006, Sun Media announced a plan to restructure its news production operations by introducing new content management technologies and streamlining the news gathering process. The Company expects to invest approximately $7.0 million in new technologies, and eliminate an estimated 120 positions once the restructuring is complete in early 2007. During the second quarter of 2006, the Company recorded severance costs of $2.2 million relating to the elimination of approximately 80 editorial positions in operations across the organization. Payments of $1.5 million were made, and the balance payable as at September 30, 2006 was $0.65 million.

        Subsequent to the third quarter of 2006, the Company approved plans to terminate an additional 18 editorial employees in connection with the restructuring of the Company's news production operations and 32 employees at the Ottawa Sun resulting from the transfer of its press operations to the new printing facility owned by Quebecor Media in Saint-Janvier-de-Mirabel, Quebec. In addition, in October 2006, the Company approved a general voluntary buyout program which resulted in the termination of 17 employees at the London Free Press. These restructuring initiatives are expected to result in severance charges in the fourth quarter of 2006, ranging from $2.0 million to $3.0 million. Finally, the Company expects that, before the end of 2006 or early 2007, it will finalize the details of the plan and costs associated with the elimination of an estimated 150 unionized production positions at the Toronto Sun due to the transfer of its printing operations to the new printing facility being constructed in Toronto, Ontario. As a result, the Company expects further restructuring costs to be recorded by the end of 2006 or early 2007 for this restructuring initiative.

Financial Expenses, Dividend Income, Interest on Convertible Obligations and Income Taxes

        Financial expenses for the nine months ended September 30, 2006 were $38.5 million, an increase of $2.2 million from $36.3 million for the nine months ended September 30, 2005. For the nine months ended September 30, 2006, the Company recorded an unrealized loss on financial instruments of $11.1 million, compared to an unrealized loss of $11.7 million in the comparable period last year and an unrealized foreign currency translation gain of $9.5 million on a portion of the Company's Senior Notes, compared to an unrealized gain of $7.7 million in the comparable period last year. Excluding the loss on financial instruments and the foreign currency translation gain on the Senior Notes, interest expense increased $4.5 million. The increase in interest expense is due to higher variable interest rates than last year and the new Term Loan C Credit Facility.

        Sun Media earned dividend income of $110.5 million during the nine months ended September 30, 2006 (2005 — $113.9 million) comprised of dividend income on its investments in Quebecor Media preferred shares of $107.5 million (2005 — $113.0 million) and dividend income on its investment in SUN TV preferred shares of $3.0 million (2005 — $0.9 million). Concurrently, Sun Media incurred interest expense of $107.3 million during the nine months ended September 30, 2006 (2005 — $110.6 million) comprised of interest expense on its convertible obligation to Quebecor Media of $104.4 million (2005 — $109.7 million) and interest expense on its convertible obligation to SUN TV of $2.9 million (2005 — $0.9 million).

        Sun Media's income tax recovery was $12.1 million for the nine months ended September 30, 2006 compared to an income tax recovery of $1.0 million for the nine months ended September 30, 2005. The following table summarizes the main components which resulted in the Company's income tax recovery for the nine months ended September 30, 2005 and 2006:

	Nine months ended September 30
	2005	2006
Income before income taxes, equity loss and non-controlling interest	$99,608	$74,870
Less: non-taxable dividend income	(113,868)	(110,545)

Loss before income taxes, equity loss, non-controlling interest and non-taxable dividend income	$(14,260)	$(35,675)
Statutory tax rate	34.12%	34.12%

	(4,866)	(12,172)
Valuation allowance and non-deductible/non-taxable portion of capital losses/(gains) relating to ineffective hedge	2,574	(147)

	(2,292)	(12,319)
Large corporation taxes and other	1,329	263

Income tax recovery	$(963)	$(12,056)

        During the nine months ended September 30, 2006, Sun Media also recorded the tax impact associated with the enactment of the 2006 Federal Budget in June 2006, which resulted in the elimination of the Large Corporations Tax and a small net decrease in the Company's future income tax recovery.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

        For the three months ended September 30, 2006, cash provided by operating activities decreased $9.3 million to $34.2 million from $43.5 million in the same period in 2005. Cash provided by operating activities before changes in non-cash working capital decreased $3.2 million primarily due to a decrease in Adjusted EBITDA of $2.2 million and higher interest expense. The change in non-cash working capital in the quarter resulted in a negative variance in cash flow of $6.2 million compared to the prior year. The negative variance was primarily due to decreased cash from the collection of accounts receivable and inventories.

        For the nine months ended September 30, 2006, cash provided by operating activities decreased $24.3 million to $91.1 million from $115.4 million in the same period in 2005. Cash provided by operating activities before changes in non-cash working capital decreased $19.5 million, primarily due to a decrease in Adjusted EBITDA of $7.8 million, restructuring charges of $7.8 million and higher interest expense. The change in non-cash working capital for the nine months ended September 30, 2006 was negative $13.9 million compared to negative $9.1 million in the prior year. The decline in non-cash working capital was due to the timing of certain operating expense payments which reduced the Company's accrued liabilities in 2006 compared to the prior year. This was partly offset by improved collection of accounts receivable in 2006 compared to 2005.

Financing Activities

        On January 17, 2006, Quebecor Media refinanced its debt. Concurrent with the closing of this refinancing, Sun Media's credit agreement was amended for the addition of the Term Loan C Credit Facility with borrowings of $40.0 million that will mature on February 7, 2009. The Term Loan C Credit Facility is subject to repayments of Cdn$0.1 million per quarter during the term of the loan, commencing on April 28, 2006, with the balance being fully repayable February 7, 2009. The facility will bear interest at a rate equivalent to the Canadian banker's acceptance rate plus 1.50% or Canadian prime rate plus 0.50%. On the same date, the proceeds of the new Term Loan C Credit Facility of $40.0 million were paid as a reduction in paid-up capital in the Class A Common Shares of the Company, ultimately to Quebecor Media. As at September 30, 2006, the aggregate amount outstanding under the Term Loan C Credit Facility was $39.2 million.

        Effective April 27, 2006, the Company's credit agreement was amended to reduce the interest rates applicable on U.S. dollar advances made under the Term Loan B Credit Facility by 0.25% per annum. As part of the amendment, interest rates applicable to the $75.0 million revolving credit facility were reduced by 0.5% and other minor modifications were made to the covenants of the agreement.

        On June 12, 2006, Sun Media sold $255.0 million of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media, and used the proceeds to redeem $255.0 million of its 2008 convertible obligation issue. In addition, the Company issued a new convertible obligation due in 2021 to Quebecor Media in the amount of $120.0 million. The Company used the proceeds from the issuance of the 2021 convertible obligation issue to invest in an additional $120.0 million of Quebecor Media Series F Cumulative First Preferred Shares.

        In each of the first three quarters of 2006, Sun Media made scheduled debt repayments of US$0.6 million (Cdn$0.9 million) on its Term Loan B Credit Facility. At September 30, 2006, the aggregate amount outstanding under the Term Loan B Credit Facility was $220.1 million.

        In the three months ended September 30, 2006, Sun Media paid dividends of $7.5 million (2005 — $51.9 million) to Quebecor Media in connection with its ownership of Sun Media's 1,261,001 common shares. In the nine months ended September 30, 2006, Sun Media paid dividends of $77.5 million (2005 — $139.8 million) to Quebecor Media in connection with the ownership of Sun Media's 1,261,001 common shares.

Investing Activities

        During the second quarter ended June 30, 2006, Sun Media acquired two community publications for total cash consideration of $1.1 million, including acquisition costs.

        On September 30, 2006, Sun Media's ultimate parent company, Quebecor Inc., transferred to the Company $74.2 million of non-capital tax losses in exchange for net cash consideration of $16.1 million. This transaction was recorded at the exchange amount. As a result, the Company recorded an income tax asset of $24.5 million and the difference of $8.4 million between the net cash consideration and the income tax asset was recorded as a deferred credit, which will reduce the income tax expense in the future as these tax deductions are used.

        Capital expenditures in the three months ended September 30, 2006 were $5.7 million, compared to $3.3 million in the three months ended September 30, 2005. Capital expenditures in the nine months ended September 30, 2006 were $10.8 million, compared to $10.2 million in the nine months ended September 30, 2005. In addition, management expects to invest approximately $7.0 million in new editorial content management systems by the end of 2006, in connection with the plan announced in the second quarter to restructure the news production operations. As at September 30, 2006, approximately $3.0 million was spent in connection with this project.

        For the three months ended September 30, 2006, the Company made additional cash contributions to SUN TV in the amount of $1.1 million, maintaining its 25% equity interest in SUN TV. For the nine months ended September 30, 2006, the Company made additional cash contributions of $4.9 million to SUN TV and further increased its equity investment by $0.9 million to reflect the final purchase price adjustment for the acquisition of SUN TV.

Financial Position

        As at September 30, 2006, Sun Media had bank indebtedness of $2.2 million compared to cash and cash equivalents of $22.8 million at December 31, 2005 and had $75.0 million available from its revolving credit facility.

        As at September 30, 2006, the total debt, including the current portion, was $485.6 million. This represents an increase in debt of $19.3 million from the December 31, 2005 balance of $466.3 million. The increase was due primarily to proceeds of $40.0 million on the new Term Loan C Credit Facility, offset by debt repayments of $2.8 million and fluctuations in foreign exchange.

        Sun Media believes that cash flow from operations and available sources of financing will be sufficient to cover cash requirements for working capital, restructuring activities, capital expenditures, interest payments and scheduled debt repayments.

Recent Accounting Developments in the United States

        In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans. This statement requires the recognition in the balance sheet of the over or under funded positions of defined benefit pension and other postretirement plans, along with a corresponding non-cash adjustment, which will be recorded in the accumulated other comprehensive loss. This requirement to recognize the funded status of a benefit plan is effective as of the end of the fiscal year ending after December 15, 2006.

        In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

Forward-looking statements

        This report may constitute forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause Sun Media's actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for Sun Media's products, changes in cost and availability of raw materials and equipment, changes in government regulations, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands of Canadian dollars)

	Three months ended		Nine months ended
	September 30, 2005	September 30, 2006	September 30, 2005	September 30, 2006
REVENUES	$220,695	$220,697	$672,803	$681,348
OPERATING EXPENSES
Wages and employee benefits	84,194	83,689	261,781	267,036
Newsprint	25,495	26,542	77,190	81,276
Other operating expenses	61,517	63,150	180,904	187,877
Depreciation (note 7(i)(a))	6,850	8,643	18,311	25,166
Amortization of intangible assets	693	726	2,019	2,120
Restructuring charges (note 7)	—	—	—	7,765

	178,749	182,750	540,205	571,240
OPERATING INCOME	41,946	37,947	132,598	110,108
Financial expenses (note 8)	14,700	7,771	36,266	38,451
Dividend income on preferred shares of Quebecor Media Inc. (note 3(i))	(37,751)	(33,050)	(112,959)	(107,518)
Interest on convertible obligations to Quebecor Media Inc. (note 3(i))	36,665	32,082	109,712	104,403
Dividend income on preferred shares of SUN TV Company (note 3(iii))	(909)	(1,009)	(909)	(3,027)
Interest on convertible obligations to SUN TV Company (note 3(iii))	880	976	880	2,929

	13,585	6,770	32,990	35,238
INCOME BEFORE INCOME TAXES, EQUITY LOSS AND NON-CONTROLLING INTEREST	28,361	31,177	99,608	74,870
Income tax provision (recovery)	(2,692)	144	(963)	(12,056)
Equity loss on investment in SUN TV Company	848	542	1,427	2,380
Non-controlling interest	343	358	1,103	1,161

NET INCOME	$29,862	$30,133	$98,041	$83,385

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
(Unaudited)
(In thousands of Canadian dollars)

	Capital Stock	Retained Earnings	Total Shareholder's Equity
BALANCE — DECEMBER 31, 2004	$301,801	$55,348	$357,149
Net income	—	98,041	98,041
Dividends on capital stock paid to Quebecor Media Inc.	—	(139,833)	(139,833)

BALANCE — SEPTEMBER 30, 2005	$301,801	$13,556	$315,357

BALANCE — DECEMBER 31, 2005	$301,801	$27,622	$329,423
Net income	—	83,385	83,385
Dividends on capital stock paid to Quebecor Media Inc.	—	(77,500)	(77,500)
Reduction in paid-up capital (note 5)	(40,000)	—	(40,000)

BALANCE — SEPTEMBER 30, 2006	$261,801	$33,507	$295,308

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands of Canadian dollars)

	Three months ended		Nine months ended
	September 30, 2005	September 30, 2006	September 30, 2005	September 30, 2006
CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS:
OPERATING
Net income	$29,862	$30,133	$98,041	$83,385
Items not involving cash:
Depreciation	6,850	8,643	18,311	25,166
Amortization of intangible assets	693	726	2,019	2,120
Future income taxes	(3,410)	115	(2,344)	(13,243)
Non-controlling interest	343	358	1,103	1,161
Equity loss on investment in SUN TV Company	848	542	1,427	2,380
Net unrealized loss (gain) on foreign currency translation and financial instruments	4,074	(4,608)	4,594	2,434
Other	437	616	1,354	1,573

	39,697	36,525	124,505	104,976
Changes in non-cash operating working capital	3,802	(2,358)	(9,107)	(13,893)

Cash provided by operating activities	43,499	34,167	115,398	91,083
FINANCING
Proceeds on Term Loan C Facility (note 5)	—	(2)	—	39,413
Increase (decrease) in bank indebtedness	4,865	(2,251)	4,865	2,201
Borrowings from credit facility	2,000	—	2,000	—
Redemption of convertible obligations to Quebecor Media Inc. (note 3(i))	—	—	(150,000)	(255,000)
Issuance of convertible obligations to Quebecor Media Inc. (note 3(i))	—	—	255,000	120,000
Issuance of convertible obligation to SUN TV Company (note 3(iii))	37,300	—	37,300	—
Repayment of loans, net	(873)	(973)	(2,618)	(2,818)
Dividends on capital stock paid to Quebecor Media Inc.	(51,922)	(7,500)	(139,833)	(77,500)
Reduction in paid-up capital (note 5)	—	—	—	(40,000)
Other	(526)	(499)	(1,174)	(1,350)

Cash provided by (used in) financing activities	(9,156)	(11,225)	5,540	(215,054)
INVESTING
Business acquisitions, net of cash acquired (note 2)	—	—	(2,061)	(1,125)
Additions to property, plant and equipment	(3,253)	(5,677)	(10,175)	(10,845)
Disposal of preferred shares of Quebecor Media Inc. (note 3(i))	—	—	150,000	255,000
Investment in preferred shares of Quebecor Media Inc. (note 3(i))	—	—	(255,000)	(120,000)
Investment in preferred shares of SUN TV Company (note 3(iii))	(37,300)	—	(37,300)	—
Equity investment in SUN TV (note 3(iv))	—	(1,125)	—	(5,744)
Acquisition of non-capital tax losses (note 3(v))	—	(16,142)	—	(16,142)
Other	(6)	2	4	7

Cash provided by (used in) investing activities	(40,559)	(22,942)	(154,532)	101,151
DECREASE IN CASH AND CASH EQUIVALENTS	(6,216)	—	(33,594)	(22,820)
CASH AND CASH EQUIVALENTS — BEGINNING OF PERIOD	6,216	—	33,594	22,820

CASH AND CASH EQUIVALENTS — END OF PERIOD	$—	$—	$—	$—

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Unaudited)
(In thousands of Canadian dollars)

	Three months ended		Nine months ended
	September 30, 2005	September 30, 2006	September 30, 2005	September 30, 2006
SUPPLEMENTAL INFORMATION
Non-cash financing and investing activity
Exchange of publications with Transcontinental Media G.P.	$—	$—	$1,111	$—
CHANGES IN NON-CASH OPERATING WORKING CAPITAL
Accounts receivable	$5,857	$1,656	$(1,264)	$8,489
Inventories	1,540	(308)	1,685	380
Accounts payable	2,952	2,253	(5,243)	(3,223)
Accrued liabilities	(8,328)	(2,708)	(664)	(14,822)
Dividend income receivable from Quebecor Media Inc.	37,336	27,372	33,964	42,246
Interest expense payable to Quebecor Media Inc.	(36,262)	(26,585)	(33,038)	(41,046)
Dividend income receivable from SUN TV Company	(909)	(1,009)	(909)	(1,009)
Interest expense payable to SUN TV Company	880	976	880	976
Other	736	(4,005)	(4,518)	(5,884)

	$3,802	$(2,358)	$(9,107)	$(13,893)

Cash interest payments (including interest paid on convertible obligations)	$89,087	$77,036	$179,425	$187,767
Cash interest receipts	$127	$149	$520	$526
Cash tax payments	$542	$483	$1,832	$2,288
Cash tax receipts	$8	$140	$17	$158

See accompanying notes to consolidated financial statements

SUN MEDIA CORPORATION

CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands of Canadian dollars except for share information)

	December 31, 2005	September 30, 2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$22,820	$—
Accounts receivable, net of allowance for doubtful accounts (December 31, 2005 — $5,402; September 30, 2006 — $6,581)	138,408	129,919
Dividend income receivable from Quebecor Media Inc. (note 3(i))	70,938	28,692
Dividend income receivable from SUN TV Company (note 3(iii))	133	1,142
Inventories	11,289	10,909
Prepaid expenses	4,740	5,737
Future income taxes	6,222	27,966

TOTAL CURRENT ASSETS	254,550	204,365
INVESTMENT IN QUEBECOR MEDIA INC. PREFERRED SHARES (note 3(i))	1,245,000	1,110,000
INVESTMENT IN SUN TV COMPANY PREFERRED SHARES (note 3(iii))	37,300	37,300
EQUITY INVESTMENT IN SUN TV (note 3 (iv))	8,781	12,145
PROPERTY, PLANT AND EQUIPMENT	174,115	159,667
GOODWILL (note 2)	755,662	756,115
FUTURE INCOME TAXES	32,664	35,796
INTANGIBLE AND OTHER ASSETS	31,780	28,446

TOTAL ASSETS	$2,539,852	$2,343,834

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	$—	$2,201
Accounts payable	21,204	17,981
Accrued liabilities	118,938	112,516
Income and other taxes payable	6,442	2,954
Interest expense payable to Quebecor Media Inc. (note 3(i))	68,897	27,851
Interest expense payable to SUN TV Company (note 3(iii))	129	1,105
Deferred subscription revenue	18,971	18,743
Current portion of long-term debt (note 5)	2,675	2,971

TOTAL CURRENT LIABILITIES	237,256	186,322
LONG-TERM DEBT (note 5)	463,585	482,664
FUTURE INCOME TAXES	36,674	23,749
OTHER LIABILITIES	188,894	206,660
NON-CONTROLLING INTEREST	1,720	1,831
CONVERTIBLE OBLIGATIONS TO QUEBECOR MEDIA INC. (note 3(i))	1,245,000	1,110,000
CONVERTIBLE OBLIGATIONS TO SUN TV COMPANY (note 3(iii))	37,300	37,300

TOTAL LIABILITIES	2,210,429	2,048,526
SHAREHOLDER'S EQUITY
Capital stock (note 5)	301,801	261,801
— Authorized: 10,000,000,000 Voting Class A Common Shares, nil par value
10,000,000,000 Non-voting redeemable Class B Preferred Shares, nil par value
10,000,000,000 Non-voting Class C Preferred Shares, nil par value
— Issued and outstanding at December 31, 2005 and September 30, 2006:
1,261,001 Voting Class A common shares
Retained earnings	27,622	33,507

TOTAL SHAREHOLDER'S EQUITY	329,423	295,308

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$2,539,852	$2,343,834

See accompanying notes to consolidated financial statements

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Periods ended September 30, 2006 and 2005)
(In thousands of Canadian dollars except for share information)

NATURE OF BUSINESS

        The primary operation of Sun Media Corporation ("Sun Media" or "the Company") is newspaper publishing. The Company publishes urban daily newspapers, community newspapers, as well as other specialty publications in communities across Canada. Sun Media is also active in the newspaper and magazine and flyer distribution business. In addition, Sun Media provides a wide range of commercial printing and other related services to third parties through its national network of production and printing facilities. Sun Media also owns a 25% interest in SUN TV Company ("SUN TV"), a general interest television station in Toronto, Ontario.

1.     BASIS OF PRESENTATION

        These unaudited consolidated financial statements have been prepared in conformity with generally accepted accounting principles in Canada. Sun Media has used the same accounting policies described in the Company's latest audited annual consolidated financial statements. However, these unaudited consolidated financial statements do not include all the disclosures required under generally accepted accounting principles in Canada and accordingly should be read in conjunction with Sun Media's latest audited annual consolidated financial statements and notes thereto. These interim consolidated financial statements reflect all normal and recurring adjustments, which are in the opinion of management, considered necessary for fair presentation. The results of operations for the interim periods should not be considered indicative of the results to be expected for the full year due to the seasonality of Sun Media's business. References to Canadian dollars, Cdn$ and $ are to the currency of Canada, and references to U.S. dollar and US$ are to the currency of the United States.

2.     BUSINESS ACQUISITION

        On May 1, 2006, the Company acquired two community publications for total cash consideration of $1,125. The acquisition was accounted for by the purchase method, and resulted in additional intangible assets and goodwill of $490 and $453, respectively.

3.     TRANSACTIONS WITH QUEBECOR MEDIA AND AFFILIATES

(i)    Investment in and Convertible Obligations Issued to Quebecor Media Inc. ("Quebecor Media")

        On June 12, 2006, Sun Media sold $255,000 of its investment in the Series A Cumulative First Preferred Shares of Quebecor Media, and used the proceeds to redeem $255,000 of its 2008 convertible obligation issue. In addition, the Company issued a new convertible obligation to Quebecor Media in the amount of $120,000 ("2021 Convertible Obligation Issue"). This new convertible obligation matures on June 12, 2021, bears interest at 10.5% payable semi-annually and otherwise has terms and conditions substantially similar to existing convertible obligations. The Company used the proceeds from the issuance of the 2021 Convertible Obligation Issue to invest in an additional $120,000 of Quebecor Media Series F Cumulative First Preferred Shares carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to its Preferred Shares of Quebecor Media. As a result of the transactions completed on June 12, 2006, the Company's investment in Quebecor Media Preferred Shares and the principal balance of its convertible obligations was $1,110,000 as at September 30, 2006.

        The following tables summarize the Company's issuance of convertible obligations, and investments in Quebecor Media Preferred Shares:

	Convertible Obligation Issue
	2007	2008	2020	2021	Total
Issue or Redemption Date
Balance — January 1, 2005	$885,000	$255,000	$—	$—	$1,140,000
January 14, 2005	(150,000)	—	255,000	—	105,000

Balance — September 30, 2005 and December 31, 2005	$735,000	$255,000	$255,000	$—	$1,245,000
June 12, 2006	—	(255,000)	—	120,000	(135,000)

Balance — September 30, 2006	$735,000	$—	$255,000	$120,000	$1,110,000

	Quebecor Media Preferred Shares
	12.5% Series A	10.85% Series F	Total
Issue or Redemption Date
Balance — January 1, 2005	$1,140,000	$—	$1,140,000
January 14, 2005	(150,000)	255,000	105,000

Balance — September 30, 2005 and December 31, 2005	$990,000	$255,000	$1,245,000
June 12, 2006	(255,000)	120,000	(135,000)

Balance — September 30, 2006	$735,000	$375,000	$1,110,000

        During the three months ended September 30, 2006, dividends of $33,050 (2005 — $37,751) were declared on the Company's Cumulative First Preferred Shares of Quebecor Media. During the nine months ended September 30, 2006, dividends of $107,518 (2005 — $112,959) were declared on the Company's Cumulative First Preferred Shares of Quebecor Media. Sun Media received payments of dividend income of $149,764 (2005 — $146,923) from Quebecor Media during the nine months ended September 30, 2006. As at September 30, 2006, the unpaid dividend receivable from Quebecor Media was $28,692 (December 31, 2005 — $70,938).

        During the three months ended September 30, 2006, the interest expense on the Company's convertible obligations amounted to $32,082 (2005 — $36,665). During the nine months ended September 30, 2006, the interest expense on the Company's convertible obligations amounted to $104,403 (2005 — $109,712). For the nine months ended September 30, 2006, the total interest paid on the convertible obligations was $145,449 (2005 — $142,750). As at September 30, 2006, the unpaid interest on the convertible obligations was $27,851 (December 31, 2005 — $68,897).

(ii)   Management Fees to Quebecor Media

        During the three months ended September 30, 2006, the Company recorded Quebecor Media management fees of $2,171 (2005 — $2,275). During the nine months ended September 30, 2006, the Company recorded Quebecor Media management fees of $6,514 (2005 — $6,825). These management fees are included in other operating expenses in the Consolidated Statements of Income. As at September 30, 2006, there was no outstanding balance relating to the management fees (2005 — $nil).

(iii)  Investment In and Convertible Obligation Issued to SUN TV

        On July 12, 2005, Sun Media issued a $37,300 convertible obligation to SUN TV, a significantly influenced investee. The convertible obligation matures on July 6, 2020, and bears interest at 10.50% payable semi-annually on June 20 and December 20. Concurrently, the Company invested $37,300 in Class A Preferred Shares of SUN TV ("Sun TV Preferred Shares"). The SUN TV Preferred Shares are redeemable at the option of the issuer or retractable at the option of the Company at the paid-up value, are non-voting and carry a 10.85% annual fixed cumulative preferential dividend payable semi-annually.

        During the three months ended September 30, 2006, dividends of $1,009 (2005 — $909) were declared on the SUN TV Preferred Shares. During the nine months ended September 30, 2006, dividends of $3,027 (2005 — $909) were declared on the SUN TV Preferred Shares. Sun Media received payments of dividend income of $2,018 (2005 — $nil) from SUN TV during the nine months ended September 30, 2006. As at September 30, 2006, the unpaid dividend receivable from SUN TV was $1,142 (December 31, 2005 — $133).

        During the three months ended September 30, 2006, interest expense on the convertible obligations amounted to $976 (2005 — $880). During the nine months ended September 30, 2006, interest expense on the convertible obligations amounted to $2,929 (2005 — $880). During the nine months ended September 30, 2006, the total interest paid on the convertible obligation was $1,953 (2005 — $nil). As at September 30, 2006, the unpaid interest on the convertible obligations was $1,105 (December 31, 2005 — $129).

(iv)  Additional Equity Investments in SUN TV

        During the nine months ended September 30, 2006, the Company made additional cash contributions to SUN TV in the amount of $4,859, maintaining its 25% equity interest in SUN TV. In addition, during the second quarter the Company increased its equity investment by $885 to reflect the final purchase price adjustment on the acquisition of SUN TV. As at September 30, 2006, the Company's equity investment in SUN TV was $12,145 (December 31, 2005 — $8,781).

(v)   Acquisition of Non-Capital Tax Losses

        On September 30, 2006, Sun Media's ultimate parent company, Quebecor Inc., transferred to the Company $74,171 of non-capital tax losses in exchange for net cash consideration of 16,142. This transaction was recorded at the exchange amount. As a result, the Company recorded an income tax asset of $24,542 and the difference of $8,400 between the net cash consideration and the income tax asset was recorded as a deferred credit, which will reduce the income tax expense in the future as these tax deductions are used.

(vi)  Other Transactions

        The Company has earned revenue for advertising and other services, and incurred expenses for purchases and services, at prices and conditions prevailing on the open market, with related parties under common control in the normal course of operations. These transactions were concluded and accounted for at their exchange values.

4.     STOCK-BASED COMPENSATION

        In fiscal 2002, Quebecor Media established a stock option plan (the "QMI Plan"). Under the QMI Plan, 6,185,714 common shares of Quebecor Media were set aside for officers, senior employees and other key employees of Quebecor Media and its subsidiaries. During the three months ended September 30, 2006, no stock options were issued and 59,214 stock options were cancelled at an average price of $18.11. During the nine months ended September 30, 2006, 100,906 stock options were issued to senior employees of the Company at an average exercise price of $30.47 and 88,421 stock options were cancelled at an average exercise price of $18.92. As at September 30, 2006, there were a total of 772,150 options outstanding at an average exercise price of $18.70, while 436,933 options were vested at an average exercise price of $16.54.

        During the three months ended September 30, 2006, the Company recognized a stock compensation expense of $908 (2005 — stock compensation recovery of $1,078) related to the QMI Plan. During the nine months ended September 30, 2006, the Company recognized stock compensation expense of $2,374 (2005 — $1,835) related to the QMI Plan.

5.     LONG-TERM DEBT

        The following table summarizes the carrying amounts of the Company's long-term debt as at December 31, 2005 and September 30, 2006:

	December 31, 2005	September 30, 2006
Senior Notes	$235,201	$226,291
Term Loan B Credit Facility	231,059	220,131
Term Loan C Credit Facility	—	39,213

	$466,260	$485,635
Less: Current portion of long term debt	(2,675)	(2,971)

	$463,585	$482,664

        On January 17, 2006, Sun Media's indirect parent company, Quebecor Media, refinanced its debt. Concurrent with the closing of this refinancing, Sun Media's credit agreement was amended for the addition of a new term credit facility (the "Term Loan C Credit Facility") with borrowings of $40,000 that will mature on February 7, 2009. The Term Loan C Credit Facility is subject to repayments of Cdn$100 per quarter during the term of the loan, commencing on April 28, 2006, with the balance being fully repayable on February 7, 2009. The facility bears interest at a rate equivalent to the Canadian banker's acceptance rate plus 1.50% or Canadian prime rate plus 0.50%. On January 17, 2006, the proceeds of the new Term Loan C Credit Facility were paid ultimately to Quebecor Media and accounted for as a reduction in paid-up capital of the Class A Common Shares of the Company.

        Effective April 27, 2006, the Company's credit agreement was amended to reduce the interest rates applicable on U.S. dollar advances made under the Term Loan B Credit Facility by 0.25% per annum. As part of the amendment, interest rates applicable to the $75,000 available revolving credit facility were reduced by 0.5% and other minor modifications were made to the covenants of the agreement.

        As at September 30, 2006, no amounts were drawn on the $75,000 revolving credit facility.

6.     EMPLOYEE FUTURE BENEFITS

        The Company maintains defined contribution and benefit pension plans for its employees. The total benefit cost of these employee future benefit plans is as follows:

	Three months ended
	September 30, 2005	September 30, 2006
Defined contribution pension plans	$847	$816
Defined benefit pension plans	2,701	2,970

Total benefit cost	$3,548	$3,786

	Nine months ended
	September 30, 2005	September 30, 2006
Defined contribution pension plans	$2,550	$2,449
Defined benefit pension plans	7,993	9,004

Total benefit cost	$10,543	$11,453

7.     RESTRUCTURING OF OPERATIONS

(i)    Restructuring of Printing Facilities

        In August 2005, Quebecor Media announced a plan to invest in a new printing facility to be operated by an entity co-owned by Quebecor Media and Quebecor World Inc., which are both under the common control of Quebecor Inc. The new printing facility will be located in Toronto, Ontario. As part of this plan, Sun Media will transfer the printing of certain of its publications in Ontario to the new facility. In addition, in August 2005, Quebecor Media announced a plan to modernize and relocate the printing facilities of Le Journal de Montréal to a new printing facility owned by Quebecor Media, located in Saint-Janvier-de-Mirabel, Québec.

  (a)    Property, Plant and Equipment

  As a result of these new investments, the Company accelerated the depreciation of certain presses and related equipment to reflect the shortened useful life of such equipment beginning in the fourth quarter of 2005. For the three months ended September 30, 2006, the Company recorded additional depreciation of $3,222 (2005 — $1,100). For the nine months ended September 30, 2006, the Company recorded additional depreciation of $8,201 (2005 — $1,100).

  (b)    Severance and Termination Benefits

  During the second quarter of 2006, the Company finalized the details of the plan and costs associated with the elimination of an estimated 156 unionized production positions at The London Free Press, due to the transfer of its printing operations to the new printing facility being constructed in Toronto, Ontario, as described above. The Company anticipates that the printing of The London Free Press will be transferred to the new facility by mid-2007. Sun Media has recorded contractual termination benefits of $4,700, which will be payable upon the termination of its employees.

  In addition, the Company finalized the details of special termination benefits to be paid in connection with the elimination of inserter positions at Le Journal de Montréal in 2007. As a result, Sun Media has accrued termination benefits of $910. No payments have been made to date.

(ii)   Restructuring of News Production Operations

        In June 2006, Sun Media announced a plan to restructure its news production operations by introducing new content management technologies and streamlining the news gathering process. The Company expects to invest approximately $7,000 in new technologies, and eliminate an estimated 120 positions once the restructuring is complete in early 2007. During the second quarter of 2006, the Company recorded severance costs of $2,155 relating to the elimination of approximately 80 editorial positions in operations across the organization. Payments of $1,507 were made, and the balance payable as at September 30, 2006 was $648.

8.     FINANCIAL EXPENSES

	Three months ended
	September 30, 2005	September 30, 2006
Interest on long-term debt	$10,095	$11,992
Unrealized (gain) loss on financial instruments	13,100	(3,036)
Unrealized foreign currency translation gain on a portion of Senior Notes	(9,227)	(1,825)
Amortization of deferred asset relating to ineffective hedge	201	253
Amortization of deferred financing costs	349	376
Other	182	11

Total financial expenses	$14,700	$7,771

	Nine months ended
	September 30, 2005	September 30, 2006
Interest on long-term debt	$30,137	$35,016
Unrealized loss on financial instruments	11,690	11,149
Unrealized foreign currency translation gain on a portion of Senior Notes	(7,698)	(9,474)
Amortization of deferred asset relating to ineffective hedge	602	759
Amortization of deferred financing costs	1,049	1,099
Other	486	(98)

Total financial expenses	$36,266	$38,451

9.     SEGMENTED INFORMATION

        Management has reviewed the requirements of the Canadian Institute of Chartered Accountant's ("CICA") Handbook 1701, Segment Disclosures, and determined that there are no reportable segments requiring disclosure. This conclusion was reached on the basis that Sun Media's newspaper divisions exhibit similar economic characteristics, with similar products, production processes, and classes of customers.

10.   MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES

        The consolidated financial statements have been prepared in accordance with generally accepted accounting principles as applied in Canada which are different in some respects from those applicable in the United States, as described below. The following tables set forth the impact of material differences between GAAP in Canada and GAAP in the United States on Sun Media's consolidated financial statements, including disclosures that are required under GAAP in the United States.

	Three months ended
	September 30, 2005	September 30, 2006
Consolidated Statements of Income
Net income per Canadian GAAP	$29,862	$30,133
Adjustments:
Pension and post-retirement benefits (i)	(120)	40
Derivative financial instruments (iii)	3,591	3,866
Non-monetary transactions (iv)	(15)	(15)
Income taxes on U.S. adjustments	7,303	(1,128)

Net income per U.S. GAAP	$40,621	$32,896

	Nine months ended
	September 30, 2005	September 30, 2006
Consolidated Statements of Income
Net income per Canadian GAAP	$98,041	$83,385
Adjustments:
Pension and post-retirement benefits (i)	(361)	121
Derivative financial instruments (iii)	7,060	8,210
Non-monetary transactions (iv)	1,842	(46)
Income taxes on U.S. adjustments	6,696	(2,590)

Net income per U.S. GAAP	$113,278	$89,080

	Three months ended
	September 30, 2005	September 30, 2006
Consolidated Statements of Comprehensive Income (v)
Comprehensive income:
Net income as adjusted per U.S. GAAP	$40,621	$32,896
Pension and post-retirement benefits (i)	1,855	1,385
Derivative financial instruments (iii)	(1,031)	617
Income taxes on comprehensive income	1,170	(982)

Comprehensive income per U.S. GAAP	$42,615	$33,916

	Nine months ended
	September 30, 2005	September 30, 2006
Consolidated Statements of Comprehensive Income (v)
Comprehensive income:
Net income as adjusted per U.S. GAAP	$113,278	$89,080
Pension and post-retirement benefits (i)	5,566	4,155
Derivative financial instruments (iii)	154	1,141
Income taxes on comprehensive income	(445)	(2,815)

Comprehensive income per U.S. GAAP	$118,553	$91,561

	December 31, 2005	September 30, 2006
Accumulated other comprehensive loss
Cumulative adjustments:
Pension and post-retirement benefits (i)	$(20,632)	$(16,477)
Derivative financial instruments (iii)	(2,354)	(1,213)
Income taxes on comprehensive income	9,471	6,656

Accumulated other comprehensive loss per U.S. GAAP	$(13,515)	$(11,034)

	December 31, 2005	September 30, 2006
Consolidated Shareholder's Equity
Shareholder's Equity per Canadian GAAP	$329,423	$295,308
Cumulative Adjustments:
Pension and post-retirement benefits (i)	(17,716)	(13,440)
Restructuring charges (ii)	(6,981)	(6,981)
Derivative financial instruments (iii)	6,998	16,349
Non-monetary transactions (iv)	1,826	1,780
Related party transactions (vi)	—	8,400
Income taxes on U.S. adjustments	18,402	12,997

Shareholder's Equity per U.S. GAAP	$331,952	$314,413

	December 31, 2005		September 30, 2006
	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP
Consolidated Balance Sheet Data
Current assets	$254,550	$254,550	$204,365	$204,365
Goodwill	755,662	752,239	756,115	752,693
Future income tax asset	32,664	32,664	35,796	35,796
Other assets	31,780	29,692	28,446	18,266
Current liabilities	237,256	237,256	186,322	177,922
Future income tax liability	36,674	20,588	23,749	13,067
Long-term debt	463,585	426,743	482,664	438,826
Convertible obligations	1,282,300	1,282,300	1,147,300	1,147,300
Other liabilities	188,894	225,001	206,660	236,873
Total shareholder's equity	329,423	331,952	295,308	314,413

Consolidated Statement of Cash Flows

        The disclosure of a subtotal of the amount of cash provided by operations before changes in non-cash operating working capital items in the Consolidated Statements of Cash Flows is allowed under Canadian GAAP while it is not allowed under U.S. GAAP.

(i)    Pension and Post-Retirement Benefits

        The accounting requirements for pension and post-retirement benefits under Canadian and U.S. GAAP are similar in most respects. However, because the CICA Handbook 3461 was adopted retroactively on January 1, 2000, liabilities and assets recorded under Canadian GAAP are different from U.S. GAAP, as a result of unrecognized actuarial gains or losses existing at the date of implementation under U.S. GAAP. These gains or losses are being amortized over the estimated average remaining service life of the employees.

        Under U.S. GAAP, if the accumulated benefit obligation exceeds the fair value of a pension plan's assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded in other assets to the extent an unrecognized prior service cost exists, and the excess is reported in other comprehensive income as a separate component of shareholder's equity.

        In addition, under Canadian GAAP, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess, if any, of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. U.S. GAAP does not provide for a valuation allowance against pension assets.

(ii)   Restructuring Charges

        In respect of the 1999 acquisition of Sun Media, certain of the restructuring charges related to the acquired newspapers are recorded in the purchase equation as goodwill under Canadian GAAP, but are excluded from the purchase equation and expensed under U.S. GAAP.

(iii)  Derivative Financial Instruments

        The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for speculative trading purposes. Under U.S. GAAP, the Company accounts for its derivative financial instruments in accordance with FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities.

        The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedging transactions. This process includes linking all derivatives to specific assets and liabilities or to specific firm commitments. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

        The Company enters into cross currency and interest rate agreements to hedge its long-term debt. Each of the Company's hedging relationships is formally documented and subject to an effectiveness test at the beginning of the relationship and subsequently on a quarterly basis for reasonable assurance that they are and will continue to be effective.

        For derivative financial instruments that are determined to be effective and which qualify as cash flow hedges, changes in the derivative financial instrument's fair values are deferred and recorded as a component of Accumulated Other Comprehensive Income until the underlying hedged transaction is recorded in earnings. When the hedged item affects earnings, gains or losses are reclassified from Accumulated Other Comprehensive Income to the Consolidated Statements of Income on the same line as the underlying hedged transaction. The ineffective portion of a derivative financial instrument's change in fair value is recognized immediately in the Consolidated Statements of Income.

        For derivative financial instruments that are determined to be effective and which qualify as fair value hedges, changes in the derivative financial instrument's fair values are offset in the Consolidated Statement of Income against the changes in the fair value of the hedged asset or liability due to the hedged risks.

(iv)  Non-Monetary Transactions

        In April 2005, the Company exchanged a community publication for another community publication. Under U.S. GAAP, this exchange of businesses is recorded in accordance with FASB Statement No. 141, Business Combinations and the cost of the purchase should be determined as the fair value of the consideration given or the fair value the net assets or equity interest received, whichever is more reliably measurable. Under Canadian GAAP, since this exchange of businesses was a non-monetary transaction, it was accounted for in accordance with CICA Handbook 3830, Non-monetary Transactions, and recorded at the carrying value of the asset or service given up in the exchange adjusted by any monetary consideration received or given.

        Accordingly, under U.S. GAAP, this transaction resulted in a gain on disposal of the Company's publication in 2005 and also resulted in an increase of the purchase price of the publication acquired. A portion of the increase in purchase price was allocated to amortizable intangible assets for U.S. GAAP purposes, and it is being amortized over 10 years.

(v)   Comprehensive Income

        Comprehensive income is measured in accordance with FASB Statement No. 130, Reporting Comprehensive Income. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income consists of adjustments to shareholder's equity and the accrued benefit liability, representing the excess of the accumulated pension benefit obligation as compared to the fair value of plan assets and the net gain or loss on derivative instruments designated as cash flow hedges.

(vi)  Related Party Transactions

        In the third quarter of 2006, the Company entered into a tax consolidation transaction by which Quebecor Inc., the ultimate parent company, transferred to the Company non-capital tax losses for net cash consideration of $16,142 (note 3(v)). Under GAAP in Canada, the transaction was recorded in accordance with CICA Handbook 3840, Related Party Transactions, and resulted in the recognition of a deferred credit of $8,400, which will reduce future income tax expense as these tax deductions are used. Under GAAP in the United States, since this transaction related to an asset transfer from Quebecor Inc. to the Company, the difference between the carrying value of the tax deductions transferred and the cash consideration paid has been recognized in contributed surplus.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION
Date: November 27, 2006
	By:	/s/ MICHEL SLIGHT Name: Michel Slight Title: Executive Vice President, Finance

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SUN MEDIA CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS THIRD QUARTER 2006
SUN MEDIA CORPORATION CONSOLIDATED STATEMENTS OF INCOME (Unaudited) (In thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY (Unaudited) (In thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (In thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED) (Unaudited) (In thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED BALANCE SHEETS (Unaudited) (In thousands of Canadian dollars except for share information)
SUN MEDIA CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Periods ended September 30, 2006 and 2005) (In thousands of Canadian dollars except for share information)
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